AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT
OF JOHN M. DERRICK, JR.

WHEREAS, PEPCO HOLDINGS, INC. (the "Company") and JOHN M. DERRICK, JR. (The "Executive") entered into an EMPLOYMENT AGREEMENT (the "Agreement") as of August 1, 2002;

WHEREAS, the Executive has indicated his desire to amend Section 1 of the Agreement relating to the Term of the Agreement to reflect his intent to retire from the Company no later than the first of the month following the Company's Annual Meeting of Shareholders to be held in 2004;

WHEREAS, the Company agrees to the amendment of Mr. Derrick's Employment Agreement as reasonable in consideration of the Executive's past, present and future contributions to the Company;

NOW, THEREFORE, in consideration of the foregoing and the undertakings in the Agreement, the parties agree to amend the Agreement, which amendment shall be effective October 1, 2003, as follows:

1. Section 1 of the Agreement shall be amended to read as follows:

"Section 1.   Term of the Agreement. The term of this Agreement shall begin on August 1, 2002 and shall end on the Executive's retirement date, to be no later than the first of the month following the Company's 2004 Annual Meeting of Shareholders (the "Term of this Agreement") or, if earlier, after all of the Company's and the Executive's obligations hereunder have been satisfied following termination of Executive's employment during the Term of this Agreement."

WITNESS the following signatures.

PEPCO HOLDINGS, INC.   EXECUTIVE



By _____   By _____
    D.R. Wraase   John M. Derrick, Jr.
    Its President and CEO